August 12, 2014 Ms. Mary Cole Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Don Felice

Special Counsel

T. 215-979-3884

F. 215-988-4320

dfelice@mccarter.com

McCarter & English, LLP

BNY Mellon Center

1735 Market Street - Suite 700

Philadelphia, PA 19103-7501

T. 215.979.3800

F. 215.979.3899

www.mccarter.com

BOSTON

HARTFORD

NEW YORK

NEWARK

PHILADELPHIA

STAMFORD

WASHINGTON, DC

WILMINGTON

Re:   HC Capital Trust (“Registrant”)

File Nos.: 33-87762 and 811-08918

Preliminary Proxy Statement

Dear Ms. Cole:

This correspondence is being provided to you in response to your comments (“Staff Comments”) communicated during our telephone conversation of August 6, 2014 with respect to Registrant’s Preliminary Proxy Statement filed on July 30, 2014.

For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text.

1.      You suggested that Registrant use bold-face type for the disclosure of the proposed new fee on page 5 of the Proxy Statement so as to make the proposed fee more prominent than the subsequent table disclosing the existing fee structure.

Response: The disclosure will be revised as requested.

2.      You requested that Registrant consider the applicability of Item 22(c)(9) of Schedule 14A.

Response: As we discussed, Registrant believes that the specific facts underlying this proxy statement make the appropriate application of Item 22(c)(9) unclear, however, Registrant has included disclosure that provides the information requested by the Item.

August 12, 2014

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (215) 979-3884.

Very truly yours,

Don E. Felice